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                     UNITED STATES       0MB Number    3235-0145
     SECURITIES AND EXCHANGE COMMISSION  Expires. October31, 1994
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                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                          (Amendment No.     4

                Exchange National Banchsares, Inc.
                         (Name of Issuer)

                 Common Stock -- $1.00 par value
                  (Title of Class of Securities)

                           301309 10 0
                          (CUSIP Number)


Check the following box if a fee is being paid with this
statement [   ]. (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficcial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 301 309 10 0        13G            Page 2    of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Exchange National Bank of Jefferson City
          #43 1626351

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                               (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Organized under the laws of the United States

               5    SOLE VOTING POWER
NUMBER OF                62,647
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY                 7,220
EACH
REPORTING      7    SOLE DISPOSITIVE POWER
PERSON                   116,495
WITH
               8    SHARED DISPOSITIVE POWER
                         15,310

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          131,805

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
          Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          18.3%

12   TYPE OF REPORTING PERSON*
          BK

               *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1:

          (a)  Name of Issuer: Exchange National Bancshares, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               132 East High Street
               Jefferson City, Missouri 65101

ITEM 2:

          (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City
               (the "Bank").

          (b)  Address of Principal Business Office or, if none,
               Residence: The business address for the Bank is 132 East High Street, Jefferson City, Missouri
               65101.

          (c) Citizenship: The Bank is a national banking association organized under the laws of the United
               States.

          (d) Title of Class of Securities: Common stock, par value $1.00 per share.

          (e)  CUSIP No.: 301309 10 0

ITEM 3:
          If this statement is filed pursuant to Rules 13d--1
          (b), or 13d--2 (b), check whether the person filing is a:

          (a)  (X) Bank as defined in Section 3 (a) (6) of the
               Act (15 U.S.C. 78c).

ITEM 4:   Ownership (as of December 31, 1998)

          (a)  Amount beneficially owned: 131,805 shares.

          (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 18.3% of the 718,511 shares outstanding on December 31, 1998.

          (c)  Number of shares of which such person has:

               (i)  sole power to vote or to direct the vote:
                    62,647 shares.

               (ii) shared power to vote or to direct the vote:
                    7,220 shares.

              (iii) sole power to dispose or to direct the
                    disposition of: 116,495 shares.

               (iv) shared power to dispose or to direct the
                    disposition of:
                    15,310 shares.

ITEM 5:   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of
          Another Person.

          Of the shares reported in this Schedule 13G, 58,688 shares are held by the Bank as trustee of the Exchange National Bank of Jefferson City Profit--Sharing Trust for the benefit of that trust's participants, as to which shares the Bank has sole investment power but no voting power. The remaining 73,117 shares reported in this Schedule 13G are held by the Bank as trustee or co--trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 62,647 shares, shared voting power as to 7,220 shares, sole investment power as to 57,807 shares, and shared investment power as to 15,310 shares.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

ITEM 10:  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999



                              EXCHANGE NATIONAL BANK OF
                                   JEFFERSON CITY

                              By   The Exchange National Bank of
                                        Jefferson City

                              BY   /s/ David T. Turner
                                   David T. Turner, President